

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Mark Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa, Oklahoma 74119

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 18, 2021**
> **Response Dated February 18, 2022**
> **File No. 001-04221**

Dear Mr. Smith:

We have reviewed your February 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44

1.  Your response to prior comment 1 states that you believe that your segment gross margin is calculated in accordance with GAAP. However, we note that you equate your direct operating expenses to cost of goods sold and that it does not include an allocation of depreciation expense. Given that the majority of your depreciable assets is comprised of drilling equipment used to generate revenues from your drilling services, please explain how the exclusion of depreciation expense from segment gross margin renders the measure compliant with its GAAP definition. Alternatively, please label segment gross margin as a non-GAAP measure and provide the required disclosures that comply with

Item 10(e) of Regulation S-K.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation